

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

Via E-mail
Charles W. Moorman
President and Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, VA 23510

      Re: Norfolk Southern Corporation
              Form 10-K for the Year Ended December 31, 2011
              Filed February 15, 2012
              File No. 001-08339

Dear Mr. Moorman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Linda Cvrkel

                Linda Cvrkel
                Branch Chief

cc: via E-mail
        David J. Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP